Exhibit 99.1

ATIF Holdings Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

Hong Kong, China, September 17, 2021 (GLOBE NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a holding group providing business and financial consulting in Asia and North America, today announced it received notification from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) that it has regained compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”).

On September 14, 2021, Nasdaq provided confirmation to the Company that for at least 10 consecutive business days, from August 30 to September 13, 2021, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

About ATIF Holdings Limited

ATIF Holdings Limited ("ATIF") is a holding group with business consulting, asset management and investment business with business centers located in Los Angeles, California, and in Hong Kong and Shenzhen, China. ATIF mainly provides IPO Advisory Services to small and medium-sized enterprises in Asia and North America. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. ATIF was awarded the "Top 10 Best Listed Companies 2019" from the "Golden Bauhinia Award", the highest award in Hong Kong's financial and securities industry. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through our VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

Media contact:

Anna Huang

+86-139-2726-7157

anna@atifchina.com